Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1
Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	PSIVIDA LIMITED
ABN	78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Paul Ashton
Date of appointment	30 December 2005

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

17,664,080 fully paid ordinary shares (represented by 1,766,408 American Depositary Shares)

352,280 unquoted options to acquire ordinary shares (represented by options to acquire 35,228 ADSs) expiring 25 August 2009, exercisable at US$0.22709 per share (or US$2.2709 per ADS)

528,420 unquoted options to acquire ordinary shares (represented by options to acquire 52,842 ADSs) expiring 18 September 2007, exercisable at US$0.17742 per share (or US$1.7742 per ADS)

500,000 unquoted options to acquire ordinary shares expiring 30 September 2010, exercisable at A$0.92 per share

+ See chapter 19 for defined terms.
Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of Securities
N/A	N/A

Part 3 - Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

+ See chapter 19 for defined terms.
Appendix 3X Page 2